Exhibit 21

Subsidiaries of BioProgress

Technology International, Inc.

Company	State/Country of Incorporation
BioProgress Technology Limited	England and Wales
BioProgress Technology, Inc.	Georgia
ProDesign Technology Limited	England and Wales
DHA Nutrition Limited(1)	England and Wales

(1)	Dormant